                            SCHEDULE 14A INFORMATION

                Proxy Statement Pursuant to Section 14(a) of the
                        Securities Exchange Act of 1934

Filed by the Registrant [ ]
Filed by a Party other than the Registrant [X]
Check the appropriate box:
 [X] Preliminary Proxy Statement
 [ ] Confidential, for Use of the Commission Only (as permitted by
     Rule 14a-6(e)(2))
 [ ] Definitive Proxy Statement
 [ ] Definitive Additional Materials
 [ ] Soliciting Material Pursuant to Rule 14a-12

                           Biopool International, Inc.
                           ---------------------------
                (Name of Registrant as Specified In Its Charter)

                       R. Gale Daniel and Larry C. Fenster
                       -----------------------------------
     (Name of Person(s) Filing Proxy Statement if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):
[X] No fee required
[   ] Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.
    (1) Title of each class of securities to which transaction applies:

        ------------------------------------------------------------------------
    (2) Aggregate number of securities to which transactions applies:

        ------------------------------------------------------------------------
    (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

        ------------------------------------------------------------------------
    (4) Proposed maximum aggregate value of transaction:

        ------------------------------------------------------------------------
    (5) Total fee paid:

        ------------------------------------------------------------------------
[ ] Fee paid previously with preliminary materials:
[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
    (1) Amount previously paid:

        ------------------------------------------------------------------------
    (2) Form, Schedule or Registration Statement no.:

        ------------------------------------------------------------------------
    (3) Filing party:

        ------------------------------------------------------------------------
    (4) Date filed:

        ------------------------------------------------------------------------

                       R. GALE DANIEL AND LARRY C. FENSTER


                                 PROXY STATEMENT


                         ANNUAL MEETING OF STOCKHOLDERS
                         OF BIOPOOL INTERNATIONAL, INC.
                            TO BE HELD JUNE 21, 2001



         This proxy statement is being furnished to you as a holder of outstanding shares of Biopool International, Inc. common stock in connection with the solicitation of proxies by R. Gale Daniel and Larry C. Fenster for use at the annual meeting of Biopool stockholders to be held at the DoubleTree Hotel, 8773 Yates Drive, Westminster, Colorado 80030-3678, on Thursday, June 21, 2001, at 10:00 a.m. local time. Accompanying this proxy statement is a proxy for the annual meeting. This proxy statement is dated June 18, 2001 and is first being furnished along with the accompanying proxy to Biopool stockholders on or about June 18, 2001.


         THIS PROXY SOLICITATION IS MADE BY R. GALE DANIEL AND LARRY C. FENSTER AND NOT BY THE BIOPOOL BOARD OF DIRECTORS OR MANAGEMENT, WHICH HAVE PREVIOUSLY FURNISHED THEIR SEPARATE PROXY STATEMENT AND PROXY.


         All proxies which are properly completed, signed and returned to Mr. Daniel or Mr. Fenster prior to the annual meeting, and which have not been revoked, will be voted only as clearly directed in the proxy. You may revoke a proxy given to us at any time before it is voted either by filing with the Secretary of Biopool, at their executive offices, a written notice of revocation or a duly executed proxy solicited by them bearing a later date, or by attending the annual meeting and expressing a desire to vote your shares in person. The Biopool proxy statement previously furnished to you also contains other important information concerning the revocability of proxies which is not repeated in this proxy statement.


         The close of business on April 26, 2001 has been fixed by Biopool as the record date for the determination of stockholders entitled to notice of and to vote at the annual meeting or any adjournments of the annual meeting. As of the record date, Biopool had outstanding 17,163,012 shares of common stock, the only outstanding voting security of Biopool. As of the record date, Biopool had approximately 243 stockholders of record. A stockholder is entitled to cast one vote for each share held on the record date on all matters to be considered at the annual meeting.


         For information concerning the method by which votes will be counted at the meeting, you should refer to the Biopool management proxy statement previously furnished to you. Such proxy statement does not separately disclose how Biopool will determine to treat abstentions and broker non-votes.


         Biopool's principal executive offices are located at 370 Interlocken Boulevard, Broomfield, Colorado 80021.

         At the annual meeting, the stockholders are being asked by Biopool to consider and vote on the following proposals to:

         1. Elect six directors,

         2. Change Biopool's name to Xtrana, Inc.,

         3. Amend Biopool's certificate of incorporation to limit certain actions by stockholders,

         4. Authorize the issuance of one or more series of preferred stock, and

         5. Ratify the appointment of Ernst & Young LLP as Biopool's independent public accountants for the fiscal year ended December 31, 2001.


         The Biopool board of directors has recommended a vote FOR all of the proposals. Mr. Daniel and Mr. Fenster are not making any recommendations with respect to proposals 1, 2 or 5, and for a further discussion of those matters, including a discussion of the six nominees for the board of directors, and related information you should refer to the Biopool proxy statement previously furnished to you. However, for the reasons discussed below, Mr. Daniel and Mr. Fenster recommend a vote AGAINST proposals 3 and 4 and are soliciting proxies in connection therewith. You should understand that delivering a proxy to Mr. Daniel and Mr. Fenster will supersede votes as to any of the proposals indicated on an earlier dated proxy delivered to Biopool management.


                                   PROPOSAL 3
                         PROPOSAL TO APPROVE LIMITATIONS
                         ON CERTAIN STOCKHOLDER ACTIONS

Description of the Proposal

         Biopool's board of directors has approved two amendments to the Biopool certificate of incorporation and has directed that they be submitted to a vote at the annual meeting. If adopted, the proposal would add provisions to Biopool's certificate of incorporation to (a) prohibit stockholder action by written consent, and (b) preclude the ability of stockholders to call a special meeting. These provisions require amendments to the Biopool certificate of incorporation. The text of the amendments to the certificate of incorporation to be included in proposal 3 is set forth in full as Appendix A to this proxy statement. The following summary is qualified in its entirety by the text of Appendix A.

         Proposal 3 includes a proposed amendment to the certificate of incorporation to provide that special meetings of stockholders are to be called only by the board of directors and not by stockholders. Proposal 3 also includes a proposed amendment to the certificate of incorporation to provide that stockholder action by written consent as otherwise permitted by Section 228 of the Delaware General Corporation Law is prohibited.

         As indicated in their proxy statement, the Biopool board of directors believes that the changes effected by proposal 3 taken together, if adopted, would effectively reduce the possibility that a third party could effect a sudden or surprise change in the composition of the board of directors without the support of the incumbent board of directors. The board of directors also believes that the provisions of proposal 3, together with the existing similar provisions, will permit the board of directors to represent more effectively the interests of all stockholders in a variety of situations, including responding to circumstances created by demands or actions by a substantial stockholder or stockholders' group.

         However, Mr. Daniel and Mr. Fenster do not believe that proposal 3 is in the best interests of all Biopool stockholders because, if approved by the stockholders, proposal 3 may:

               o delay or make more difficult actions by a person or group with a substantial percentage of Biopool's stock, even though those actions might be desired by or beneficial to most of the stockholders.

               o have the overall effect of making it more difficult for holders of a majority of Biopool common stock to change the composition of the Biopool board of directors in circumstances where a majority of the stockholders may be dissatisfied with the board of directors or management or otherwise desire to make a change.

DESCRIPTION OF THE PROPOSED AMENDMENTS AND POTENTIAL EFFECTS

         STOCKHOLDER MEETINGS. Proposed Article FIFTH of the restated certificate of incorporation would require that special meetings of the stockholders for any purpose or purposes may be called at any time only by the board of directors, the chairman of the board, or the chief executive officer or president of Biopool. Stockholders would not be permitted to call a special meeting of stockholders or to require that a special meeting be called.

         This proposed amendment would prevent stockholders from requiring that a special meeting of stockholders be held. A stockholder will not be able to force stockholder consideration of a proposal over the opposition of the board by calling a special meeting of stockholders prior to such time as the board believes such consideration to be appropriate. Stockholders should recognize that this provision will apply to any reason that stockholders may have to call a special meeting and may prevent stockholders from calling a special meeting even when a majority desires to do so.


         Delaware General Corporation Law provides that special meetings of stockholders may be called by the board of directors or by such persons as may be authorized by the certificate of incorporation or by the bylaws. Biopool's bylaws, which can be amended by either the stockholders or the board of directors, do not currently allow the stockholders to call a special meeting. Proposal 3 would place this provision in the certificate of incorporation, which can only be amended by the stockholders. If proposal 3 is rejected, the stockholders could also then amend the bylaws by written consent or at an annual meeting to allow any stockholder or a stockholder holding a selected minimum percentage of outstanding shares to call a special meeting for any reason. Such reason could be for the removal of directors or the amendment of the certificate of incorporation.

         PROHIBITION OF STOCKHOLDER ACTION BY WRITTEN CONSENT. Proposed Article SEVENTH would prohibit stockholder action by written consent, which is otherwise permitted under the Delaware General Corporation Law. This action is not currently prohibited under the Biopool certificate of incorporation or bylaws. The adoption of this amendment would eliminate the current ability of the holders of a majority of the outstanding shares of stock to act by written consent in lieu of incurring the time and costs of holding a formal meeting. Since the bylaws currently prohibit the calling of a special meeting by the stockholders, action by written consent is the only way the stockholders may act until an annual meeting is held or a special meeting is otherwise called. It is intended to prevent solicitation of consents by stockholders seeking to effect changes without giving all stockholders entitled to vote on a proposed action an opportunity to participate at a formal meeting for such proposed action, even though the stockholders executing the consents would have the collective power to approve the matter at such meeting.



         This amendment would ensure that all stockholders will have advance notice of any attempted major corporate action by stockholders, and that all stockholders will have an equal opportunity to participate at the meeting of stockholders where such action is being considered. It may reduce the possibility of disputes or confusion regarding the validity of purported stockholder action and could provide some encouragement to a potential acquiror to negotiate directly with the board of directors. However, the elimination of stockholder action by written consent may delay or make more difficult actions by a person or group holding or acquiring a substantial percentage of Biopool's stock, such as the removal of directors or amendment of the certificate of incorporation, even though such actions might be desired by or beneficial to the holders of a majority of Biopool's stock. Whether such actions ultimately turn out to be beneficial to stockholders depends on the circumstances, such as whether new directors can effect an improvement in the performance of Biopool, and a potential downside to stockholder action by written consent is that such actions can be taken quickly where in hindsight taking additional time to consider alternative viewpoints may have resulted in a more beneficial outcome.


         By increasing the probability that any person or group seeking control of Biopool would be forced to negotiate directly with the board, anti-takeover measures may have the effect of discouraging future takeover bids by means of a hostile tender offer, proxy contest or otherwise. The principal disadvantages to the stockholders that could result from discouraging such hostile takeover bids would be to (a) reduce the likelihood that a potential acquiror would make a hostile tender offer for the common stock at a premium over the market price where such premium could be attractive to the stockholders, and (b) make the accomplishment of a given transaction more difficult or expensive, even when the transaction may be favorable to the interest of the stockholders.

         In addition, the existence of such measures may have the overall effect of making it more difficult for holders of a majority of the common stock to quickly change the composition of the board and remove management in circumstances where a majority of the stockholders may be dissatisfied with the performance of the board or management or otherwise desire to make a change.

EFFECT OF REJECTION OF PROPOSAL 3

         If the stockholders reject and do not approve proposal 3, the current provisions of the Biopool certificate of incorporation which address those matters which are the subject of proposal 3, will continue to govern, and, if the Biopool certificate of incorporation does not address these matters, the applicable provisions of the Delaware General Corporation Law and the bylaws will continue to govern. The bylaws would continue to preclude the ability of the stockholders to call a special meeting, but the bylaws may be changed by subsequent stockholder action.


         If proposal 3 is rejected by the stockholders, Mr. Daniel and Mr. Fenster as stockholders would still be precluded by the bylaws from calling a special meeting and could call a special meeting only if the stockholders subsequently amend the bylaws, which could be accomplished only by written consent of the holders of a majority of the outstanding shares or at an annual meeting. If proposal 3 is rejected Mr. Daniel and Mr. Fenster would retain the right to execute written consents of stockholders but such action by written consent would only be effective if the holders of a majority of the outstanding shares execute such consents for the particular matter at issue. Mr. Daniel and Mr. Fenster hold less than 1% of the outstanding shares and have no present plans to act by written consent.

VOTE REQUIRED TO APPROVE PROPOSAL NO. 3

         The affirmative vote of a majority of the outstanding shares of common stock entitled to vote at the annual meeting is required for approval of proposal 3.

RECOMMENDATION OF MR DANIEL AND MR. FENSTER

         MR. DANIEL AND MR. FENSTER RECOMMEND A VOTE AGAINST PROPOSAL 3 AS IT AMENDS THE COMPANY'S CERTIFICATE OF INCORPORATION TO LIMIT CERTAIN STOCKHOLDERS' ACTIONS.


                                   PROPOSAL 4
                             PROPOSAL TO APPROVE THE
                        AUTHORIZATION OF PREFERRED STOCK

DESCRIPTION OF THE PROPOSAL

         The board of directors has submitted to the stockholders for approval an amendment to the Biopool certificate of incorporation to allow for the issuance of one or more classes of preferred stock, the rights, preferences and privileges of which may be designated by the board of directors. The Biopool certificate of incorporation does not currently authorize the issuance of any shares of preferred stock. The text of the amendment to the certificate of incorporation to be included in proposal 4 is set forth in full as Article FOURTH of the proposed restated certificate of incorporation included as Appendix A to this proxy statement. The following summary is qualified in its entirety by the text of Appendix A.


         As indicated in the Biopool proxy statement, the board of directors believes that the authorization of one or more series of preferred stock is in the best interests of Biopool and its stockholders and that the ability to issue preferred stock would provide a new source of capital and enhance Biopool's ability to make acquisitions. The board of directors believes that it is desirable for Company to have the flexibility to issue shares of preferred stock without further stockholder action, except as is otherwise provided by law.


         However, Mr. Daniel and Mr. Fenster do not believe that proposal 4 is in the best interests of all Biopool stockholders because, if approved by the stockholders, proposal 4 may have the effect of an anti-takeover measure through the creation of voting or other impediments or the discouragement of persons seeking to gain control of Biopool by, for example, the sale by Biopool of preferred stock to purchasers favorable to the board of directors, even though the possible unsolicited takeover attempt may be at a premium price.

DESCRIPTION OF THE PROPOSED AMENDMENT AND POTENTIAL EFFECTS

         The preferred stock would have such designations, preferences, conversion rights, cumulative, relative, participating, optional or other rights, including voting rights, qualifications, limitations or restrictions as are determined by the board of directors. Therefore, if proposal 4 is approved, the board of directors would be entitled to authorize the creation and issuance of up to 10,000,000 shares of preferred stock in one or more series with such limitations and restrictions as may be determined in the board's sole discretion, without further authorization by Biopool stockholders. Stockholders will not have preemptive rights to subscribe for shares of preferred stock.

         It is not possible to determine the actual effect of the preferred stock on the rights of the stockholders of Biopool until the board of directors determines the rights of the holders of a series of preferred stock. However, such effects might include: (i) restrictions on the payment of dividends to holders of common stock; (ii) dilution of voting power to the extent that the holders of shares of preferred stock are given voting rights; (iii) dilution of the equity interests and voting power if the preferred stock is convertible into common stock; and (iv) restrictions upon any distribution of assets to the holders of common stock upon liquidation or dissolution and until the satisfaction of any liquidation preference granted to the holders of preferred stock.

         The board of directors is required by Delaware corporate law to make any determination to issue shares of preferred stock based upon its judgment as to the best interests of the stockholders and Biopool. The board of directors could issue shares of preferred stock (within the limits imposed by applicable law) that could, depending on the terms of such series, make more difficult or discourage an attempt to obtain control of Biopool by means of a merger, tender offer, proxy contests or other means. Subject to the board of director's fiduciary duties, the issuance of shares of preferred stock could be used to create voting or other impediments or to discourage persons seeking to gain control of Biopool, for example, by the sale of preferred stock to purchasers favorable to the board of directors. In addition, the board of directors could authorize holders of a series of preferred stock to vote either separately as a class or with the holders of common stock, on any merger, sale or exchange of assets by Biopool or any other extraordinary corporate transaction. The existence of the additional authorized shares could have the effect of discouraging unsolicited takeover attempts. The issuance of new shares could also be used to dilute the stock ownership of a person or entity seeking to obtain control of Biopool should the board of directors consider the action of such entity or person not to be in the best interests of the stockholders and Biopool. Such issuance of preferred stock could also have the effect of diluting the earnings per share and book value per share of common stock held by the stockholders.

EFFECT OF REJECTION OF PROPOSAL 4

         If the stockholders reject and do not approve proposal 4, the current provisions of the certificate of incorporation relating to authorized capital stock of Biopool will continue to govern and Biopool will be authorized to issue only common stock.


         If proposal 4 is rejected by the stockholders, Mr. Daniel and Mr. Fenster believe that their position as common stockholders of Biopool will be enhanced through the rejection of an amendment to the certificate of incorporation which could defer a takeover attempt even if the attempt may be at a premium price.


VOTE REQUIRED TO APPROVE PROPOSAL 4

         The affirmative vote of a majority of the outstanding shares of common stock entitled to vote at the annual meeting will be required for approval of proposal 4.

RECOMMENDATION OF MR. DANIEL AND MR. FENSTER

         MR. DANIEL AND MR. FENSTER RECOMMEND A VOTE AGAINST PROPOSAL NO. 4 TO AMEND THE COMPANY'S CERTIFICATE OF INCORPORATION TO ALLOW FOR THE ISSUANCE OF ONE OR MORE CLASSES OF PREFERRED STOCK.


                      BENEFICIAL OWNERSHIP OF COMMON STOCK

         The following table as obtained from the Biopool proxy statement sets forth as of April 1, 2001, certain information regarding the ownership of Biopool common stock by (i) each person known by Biopool to be the beneficial owner of more than 5% of the outstanding shares of common stock, (ii) each of Biopool's directors, (iii) each named executive officer, and (iv) all of Biopool's executive officers and directors as a group. Unless otherwise indicated, the address of each person shown is c/o Biopool International, 6025 Nicolle Street, Ventura, California 93003. References to options to purchase common stock are either currently exercisable or will be exercisable within 60 days of April 1, 2001.


                                    NUMBER OF SHARES
       NAME                        BENEFICIALLY OWNED     PERCENT OF CLASS
  John C. Gerdes, Ph.D.               1,599,836(1)               9.3
  Diane Kozwich                       1,292,668(2)               7.5
  John H. Wheeler                     1,282,840(3)               7.5
  Michael D. Bick, Ph.D.              1,096,182(4)               6.4
  Stephen Schultheis                    761,788(5)               4.4
  N. Price Paschall                     331,249(6)               1.9
  Douglas L. Ayer                       219,133(7)               1.3
  Patrick J. O'Leary, Ph.D.             152,350                    *
  James H. Chamberlain                   45,249(8)                 *
  All executive officers and          4,215,787                 24.6
  directors as a group (8
  persons)

----------
 *    Less than 1%.

(1)  Includes 339,536 shares held in escrow pursuant to the merger agreement.
(2)  Includes 274,345 shares held in escrow pursuant to the merger agreement.
(3)  Includes 271,623 shares held in escrow pursuant to the merger agreement.
(4) Includes 73,232 shares of common stock subject to options and 1,022,950 shares held in the Bick Family Trust.
(5) Common shares are owned by Ansys Diagnostics, Inc., of which Mr. Schultheis is currently CEO and a director. Includes 159,288 shares held in escrow pursuant to the merger agreement and 11,249 shares of common stock subject to options granted to Mr. Schultheis directly.
(6) Includes 275,000 shares of common stock subject to currently exercisable warrants and 56,249 shares of common stock subject to options.

(7)  Includes 219,133 shares of common stock subject to options.
(8)  Includes 41,249 shares of common stock subject to options.

         Stock ownership information about Mr. Daniel and Mr. Fenster is as follows:


                                       Shares of Biopool        Percentage of
                                          common stock           outstanding
         Name and business address     beneficially owned       common stock
         -------------------------     ------------------       ------------
         R. Gale Daniel                  106,660 shares              0.6%
         5256 E. Mineral Circle
         Littleton, CO  80122

         Larry C. Fenster                 53,330 shares              0.3%
         5397 E. Mineral Circle
         Littleton, CO  80122

                     Total               159,990 shares              0.9%


         Mr. Daniel and Mr. Fenster do not have any other relationship with Biopool.


         Mr. Daniel and Mr. Fenster are private investors who acquired their shares of Biopool common stock in the Biopool acquisition of Xtrana, Inc. in August 2000, which acquisition is disclosed in Note 2 of the Notes to Consolidated Financial Statements included in Biopool's 2000 Annual Report previously furnished to you. Mr. Daniel and Mr. Fenster were stockholders of Xtrana to whom shares of Biopool common stock were issued in exchange for all of the issued and outstanding capital stock of Xtrana. They have not had particular contacts with Biopool with respect to this solicitation other than to obtain a stockholder list.



                           PROPOSALS OF STOCKHOLDERS



         The Biopool proxy statement previously furnished to you states the deadline for submitting stockholder proposals for inclusion in the Biopool proxy statement and form of proxy for the Biopool 2002 annual stockholders meeting. That proxy statement does not disclose the date after which notice of a stockholder proposal for which the stockholder intends to conduct his or her own proxy solicitation will be considered untimely.


                                  OTHER MATTERS

         Mr. Daniel and Mr. Fenster are not aware of any other matters to be submitted for consideration at the Biopool annual meeting. The proxy solicited by Mr. Daniel and Mr. Fenster does not confer authority to vote on any matters other than proposal 3 and proposal 4.

                             SOLICITATION OF PROXIES


         It is expected that the solicitation of proxies will be primarily by mail, hand delivery, email and telefax. The total amount estimated to be spent in connection with the solicitation is approximately $9,000, consisting primarily of legal fees and mailing costs. Total expenditures paid to date are less than $1,000. The cost of solicitation will be borne by Mr. Daniel and Mr. Fenster, who do not plan to seek reimbursement from Biopool.

                                 ANNUAL REPORT

         COPIES OF THE BIOPOOL ANNUAL REPORT TO SHAREHOLDERS FOR THE YEAR ENDED DECEMBER 31, 2000 HAS BEEN PREVIOUSLY FURNISHED WITH THE BIOPOOL PROXY STATEMENT. THE BIOPOOL ANNUAL REPORT ON FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2000, WHICH HAS BEEN FILED WITH THE SEC, SHOULD BE MADE AVAILABLE BY BIOPOOL TO STOCKHOLDERS WITHOUT CHARGE UPON WRITTEN REQUEST TO TIMOTHY J. DAHLTORP, CHIEF FINANCIAL OFFICER, BIOPOOL INTERNATIONAL, INC., 370 INTERLOCKEN BLVD., BROOMFIELD, COLORADO 80021.



                                                   /s/ R. Gale Daniel
                                                   -----------------------------
                                                   R. Gale Daniel


                                                   /s/ Larry C. Fenster
                                                   -----------------------------
                                                   Larry C. Fenster

                                   APPENDIX A


                                TEXT OF PROPOSED
                                    RESTATED
                          CERTIFICATE OF INCORPORATION
                                       OF
                           BIOPOOL INTERNATIONAL, INC.


         FIRST: The name of this Corporation is Xtrana, Inc. (the
"Corporation").

         SECOND: The Corporation's registered office is to be located at 32 Lockerman Square, Suite L-100, in the City of Dover, in the County of Kent, in the State of Delaware. The name of the registered agent at that address is The Prentice-Hall Corporation System, Inc.

         THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "GCL").

         FOURTH: 1. The authorized capital stock of the Corporation shall consist of Fifty Million (50,000,000) shares, of which Forty Million (40,000,000) shares shall be designated Common Stock, par value $0.01 per share (the "Common Stock"), and Ten Million (10,000,000) shares shall be designated Preferred Stock, par value $0.01 per share (the "Preferred Stock").

                 2. Shares of Preferred Stock may be issued from time to time in one or more classes or series, each of which class of series shall have such distinctive designation or title as shall be fixed by the Board of Directors of the Corporation prior to the issuance of any shares thereof. Each such class or series of Preferred Stock shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in such resolution or resolutions providing for the issue of such class or series of Preferred Stock as may be adopted from time to time by the Board of Directors prior to the issuance of any shares thereof pursuant to the authority hereby expressly vested in it, all in accordance with the GCL.

         FIFTH: Special meetings of the stockholders for any purpose or purposes may be called at any time only by the Board of Directors, the Chairman of the Board, or the Chief Executive Officer or President of the Corporation.

         SIXTH: The Bylaws of the Corporation may be made, altered, amended, changed, added to or repealed by the Board of Directors without the assent or vote of the stockholders. Elections of directors need not be by ballot unless the Bylaws so provide.

         SEVENTH: No action required to be taken or which may be taken at any annual meeting or special meeting of stockholders of the Corporation may be taken without a meeting, and the power of the stockholders to consent in writing, without a meeting, to the taking of any action is specifically denied.

         EIGHTH: The personal liability of the directors of the Corporation is hereby eliminated to the fullest extent permitted by paragraph (7) of subsection
(b) of Section 102 of the GCL, as the same may be amended and supplemented.

         NINTH: The Corporation shall, to the fullest extent permitted by
Section 145 of the GCL, as amended from time to time, indemnify all persons whom it may indemnify pursuant thereto.

         TENTH: The Corporation reserves the right to amend, alter, change, or repeal any provision contained in this certificate in the manner now or hereafter prescribed by law, and all rights and powers conferred herein on stockholders, directors and officers are subject to this reserved power.

                                   APPENDIX B

                   FORM OF R. GALE DANIEL AND LARRY C. FENSTER
                   PROXY FOR ANNUAL MEETING OF STOCKHOLDERS OF
                           BIOPOOL INTERNATIONAL, INC.


         The undersigned, a stockholder of BIOPOOL INTERNATIONAL, INC., a Delaware corporation (the "Company"), hereby appoints R. Gale Daniel the proxy of the undersigned, with full power of substitution, to attend, vote and act for the undersigned at the Company's Annual Meeting of Stockholders (the "Annual Meeting"), to be held on June 21, 2001, and at any of its postponements or adjournments, to vote and represent all of the shares of the Company which the undersigned would be entitled to vote, as follows:



         R. Gale Daniel and Larry C. Fenster make no recommendations as to votes with respect to Proposals 1, 2 and 5 below. The undersigned should understand that this proxy and the votes as to any of the proposals below will supersede any votes indicated on an earlier dated proxy delivered to Biopool management.



         1.    To elect the Board of Directors' six nominees as directors.

               Michael D. Bick, Ph.D.   Douglas L. Ayer    James H. Chamberlain
               John C. Gerdes, Ph.D.    N. Price Paschall  Stephen K. Schultheis


               FOR NOMINEES LISTED (except as marked to the contrary below)
         -----
               WITHHELD
         -----

         (INSTRUCTION: To withhold authority to vote for any individual nominee, write that nominee's name in the space below:)


         ----------------------------------------------------------------------



         2.    To change the name of the corporation to Xtrana, Inc.

                     FOR                      AGAINST                  ABSTAIN
               -----                    -----                    -----

               R. Gale Daniel and Larry C. Fenster both recommend a vote AGAINST Proposal
               3 and Proposal 4 below.

         3.    To amend the Company's Certificate of Incorporation to (a) prohibit stockholder action by written consent, and (b) preclude the ability of stockholders to call a special meeting.

                     FOR                      AGAINST                  ABSTAIN
               -----                    -----                    -----

         4.    To amend the Company's Certificate of Incorporation to allow for the issuance of one or more series of preferred stock, the rights, preferences and privileges of which may be designated by the Board of Directors.

                     FOR                      AGAINST                  ABSTAIN
               -----                    -----                    -----

         5.    To ratify the appointment of Ernst & Young LLP as the independent public accountants of the Company.

                     FOR                      AGAINST                  ABSTAIN
               -----                    -----                    -----

         The undersigned hereby revokes any other proxy to vote at the Annual Meeting and hereby ratifies and confirms all that the proxy holder may lawfully do by virtue hereof.


THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE INSTRUCTIONS SET FORTH ABOVE. THIS PROXY DOES NOT CONFER DISCRETIONARY AUTHORITY TO VOTE ON ANY OTHER MATTERS AT THE MEETING.


         The undersigned acknowledges receipt of a copy of the accompanying proxy statement dated June 18, 2001 relating to the annual meeting.



                                             Date:                       ,
                                                  ----------------------- ------

--------------------------                   -----------------------------------

--------------------------                   -----------------------------------
Name(s) of Stockholders                           Signature(s) of Stockholder(s)
                                                        (See Instructions Below)
No. of Shares:
              ------------                   The signature(s) hereon should
                                             correspond exactly with the name(s)
                                             of the stockholder(s) appearing on
                                             the stock certificate. If stock is
                                             jointly held, all joint owners
                                             should sign. When signing as
                                             attorney, executor, administrator,
                                             trustee or guardian, please give
                                             full title as such. If signer is a
                                             corporation, please sign the full
                                             corporation name, and give title of
                                             signing officer.


     THIS PROXY IS SOLICITED BY R. GALE DANIEL AND LARRY C. FENSTER AND NOT
                BY THE BIOPOOL BOARD OF DIRECTORS OR MANAGEMENT